EXECUTION VERSION

EMX ROYALTY CORPORATION

as the Purchaser

and

SSR MINING INC.

AND CERTAIN OF ITS SUBSIDIARIES LISTED AS "VENDORS" ON THE SIGNATURE

PAGES HERETO

as the Vendors

ROYALTY PURCHASE AGREEMENT

July 29, 2021

EXHIBITS

Exhibit A	Royalties
Exhibit B	Purchase Price Allocation
Exhibit C	Form of Assignment Agreement
Exhibit D	Form of VTB Note

ROYALTY PURCHASE AGREEMENT

Royalty Purchase Agreement dated July 29, 2021 between EMX Royalty Corporation (the "Purchaser") and SSR Mining Inc. ("SSR") and the subsidiaries of SSR listed as "Vendors" on the signature pages hereto (collectively with SSR, the "Vendors").

WHEREAS, each Vendor is the holder of an interest in the Royalties (as defined herein) set out opposite the name of such Vendor on Exhibit A;

AND WHEREAS, SSR is the holder of the right to receive the Deferred Consideration Payments (as defined herein);

AND WHEREAS, the Purchaser wishes to purchase from the Vendors, and the Vendors wish to sell, assign and transfer to the Purchaser on the Closing Date, all of the Vendors' right, title and interest in the Royalties and the Deferred Consideration Payments (collectively, the "Purchased Assets"), on and subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration (the receipt and sufficiency of which is acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

"Agreement" means this Royalty Purchase Agreement.

"Anti-Bribery Legislation" means the Foreign Corrupt Practices Act of 1977 (United States) and the rules and regulations made thereunder, the Corruption of Foreign Public Officials Act (Canada) and any other similar anti-bribery or anti-corruption Laws or conventions.

"Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

"Assignment Agreement" means an assignment agreement in respect of the assignment by each Vendor to the Purchaser of each of the Purchased Assets, substantially in the forms attached as Exhibit C to this Agreement or such other forms (including any foreign language versions or translations) as mutually agreed to by the Purchaser and SSR (for and on behalf of itself and the other Vendors), subject to any modifications agreed upon by the Purchaser and SSR (for and on behalf of itself and the other Vendors) during the Interim Period to address any legal and other requirements or formalities of the jurisdiction in which the relevant Purchased Assets relate, as reasonably requested by the Purchaser, it being understood and agreed that modifications to such forms will be necessary to address certain legal and other requirements and formalities of the jurisdictions where the relevant Purchased Assets are located in order to legally and validly transfer such Purchased Assets, and that such modifications shall be included in the final forms of such assignment agreements.

"Assumed Liabilities" has the meaning specified in Section 2.5.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which banks are closed for business in Toronto, Ontario, Denver, Colorado or Vancouver, British Columbia.

"Canadian Securities Laws" means all securities Laws in each of the Canadian provinces and territories, including the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket rulings and orders of each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and all discretionary rulings and orders applicable to the Purchaser, if any, of such securities commissions or similar regulatory authority.

"Cap" has the meaning specified in Section 9.4(4).

"Cash Consideration" has the meaning specified in Section 2.2(2)(a).

"Closing" means the completion of the transactions of purchase and sale contemplated in this Agreement.

"Closing Date" means (1) the date that is 10 Business Days following the day on which the last of the conditions of Closing set out in Article 6 (other than those conditions that by their nature can only be satisfied as of the Closing Date) has been satisfied or waived by the appropriate Party, or (2) such earlier or later date as the Parties may agree in writing.

"Confidentiality Agreement" has the meaning specified in Section 5.3.

"Damages" means any losses, liabilities, damages or out-of-pocket expenses (including reasonable legal fees and expenses) whether resulting from: (1) an action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, or (2) a cause, matter, thing, act, omission or state of facts not involving a third party.

"Deductible" has the meaning specified in Section 9.4(4).

"Deferred Purchase Price Consideration" means $34,000,000 of deferred payments to be made to SSR (for and on behalf of itself and the other Vendors) pursuant to Section 2.3(2).

"Direct Claim" means any cause, matter, thing, act, omission or state of facts not involving a Third Party Claim which entitles an Indemnified Person to make a claim for indemnification under this Agreement.

"EMX Common Shares" means common shares in the capital of EMX Royalty Corporation.

"Gediktepe Royalty Agreement" means the net smelter return royalty agreement dated as of July 17, 2019 by and among Lidya Madencilik Sanayi ve Ticaret A.Ş., Polimetal Madencilik Sanayi ve Ticaret A.Ş. and Alacer Gold Madencilik A. Ş.

"Governmental Entity" means (i) any governmental or public department, central bank, court, minister, governor-in-counsel, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

"Indemnifying Party" means a Party against which a claim may be made for indemnification under this Agreement, including pursuant to Article 9.

"Indemnified Person" means a Person with indemnification rights or benefits under Section 9.2 or Section 9.3, as applicable.

"Interim Period" means the period between the close of business on the date of this Agreement and the Closing.

"La Palmilla Royalty Agreement" means that certain Net Smelter Returns Royalty Agreement effective as of October 31, 2016 by and among Silver Standard Mexico, S.A. de C.V., Minera Plata Adelante, S.A. de C.V and Endeavour Silver Corp., as assigned by Silver Standard Mexico, S.A. de C.V. to SSR (as successor to Silver Standard Resources Inc.) pursuant to an assignment agreement effective as of November 30, 2016.

"Laws" means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations, by-laws (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity and (iii) policies, guidelines, notices and protocols, to the extent that they have the force of law.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature which, in substance, secures payment or performance of an obligation.

"Minimum Claim Threshold" has the meaning specified in Section 9.4(3).

"Nominee" means a Person or Persons nominated by the Purchaser as a substitute or additional Purchaser under this Agreement pursuant to Section 2.6.

"NYSE American" means NYSE American LLC.

"Notice" has the meaning specified in Section 10.1.

"Outside Date" means (1) October 31, 2021, or (2) such earlier or later date as SSR (for and on behalf of itself and the other Vendors) and the Purchaser may agree in writing.

"Parties" means, collectively, the Vendors and the Purchaser and any other Person who becomes a party to this Agreement.

"Permitted Liens" means (1) Liens for Taxes not yet due and not delinquent, (2) any Liens that are released at or prior to Closing, and (3) Liens listed and described in Section 1.1 of the Vendor Disclosure Letter.

"Person" means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

"Purchase Price" has the meaning specified in Section 2.2(1).

"Purchased Assets" has the meaning specified in the recitals to this Agreement.

"Purchaser" has the meaning specified in the preamble to this Agreement.

"Purchaser Disclosure Documents" means all information filed by or on behalf of the Purchaser and made publicly available on SEDAR at www.sedar.com since January 1, 2020.

"Purchaser Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by the Purchaser to SSR (for and on behalf of itself and the other Vendors) with this Agreement.

"Purchaser Financial Information" has the meaning specified in Section 4.1(12).

"Purchaser Fundamental Representations" means, collectively, the representations and warranties of the Purchaser in Section 4.1(1) (Incorporation and Corporate Power), Section 4.1(2) (Corporate Authorization), Section 4.1(6) (Execution and Binding Obligation) and Section 4.1(9) (Brokers).

"Purchaser Indemnified Persons" has the meaning specified in Section 9.2.

"Required Closing Consents, Waivers and Authorizations" means, collectively, (1) the consents, approvals, waivers, agreements to be bound and other similar agreements, documents or instruments, and (2) the filings, notices and Authorizations, in each case, listed in Section 6.1(3) of the Vendor Disclosure Letter.

"Retained Liabilities" means any claims, costs, expenses, liabilities and obligations under the Royalty Documents or the Deferred Consideration Documents (i) which arose prior to Closing or (ii) arising from any breach, default or violation of the Vendors under the Royalty Documents or the Deferred Consideration Documents.

"Royalties" means, collectively, the royalty interests held by the Vendors listed on Exhibit A, together with all other rights and obligations of the Vendors set forth in the Royalty Documents.

"Royalty Documents" means, collectively, the documents listed in Section 3.1(7) of the Vendor Disclosure Letter.

"San Patricio Royalty Agreement" means that certain Net Smelter Returns Royalty Agreement effective as of October 31, 2016 by and among Silver Standard Exploraciones S.A. de C.V., Minera Plata Adelante, S.A. de C.V., and Endeavour Silver Corp., as assigned to SSR (as successor to Silver Standard Resources Inc.) pursuant to an assignment agreement effective as of November 30, 2016.

"Share Consideration" has the meaning specified in Section 2.2(2).

"SSR" has the meaning specified in the recitals to this Agreement.

"Taxes" means (1) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, and (2) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (1) above or this clause (2).

"Third Party Claim" means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Person which entitles the Indemnified Person to make a claim for indemnification under this Agreement.

"Third Party Recovery" has the meaning specified in Section 9.9.

"TSXV" means the TSX Venture Exchange.

"Vendor Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by SSR (for and on behalf of itself and the other Vendors) to the Purchaser with this Agreement.

"Vendor Fundamental Representations" means, collectively, the representations and warranties of the Vendors in Section 3.1(1) (Incorporation and Qualification), Section 3.1(2) (Corporate Authorization), Section 3.1(6) (Execution and Binding Obligation), Section 3.1(8) (No Other Agreements to Purchase) and Section 3.1(11) (Brokers).

"Vendor Indemnified Person" has the meaning specified in Section 9.3.

"Vendors" has the meaning specified in the preamble to this Agreement.

"VTB Note" means the promissory note in the principal amount of up to $5,000,000 to be issued by the Purchaser to SSR (for and on behalf of itself and the Vendors), substantially in the form attached as Exhibit D. The principal amount of the VTB Note shall be determined pursuant to and in accordance with Section 2.2(4) and, for the avoidance of doubt, if such principal amount is determined to be $0, then the VTB Note shall not be issued and delivered under this Agreement.

"VWAP" means, with respect to a specified period, the volume weighted average trading price of the EMX Common Shares on the NYSE American (or such other exchange or quotation system as such EMX Common Shares are then listed or quoted) for such period; provided, that in the event that the Purchaser effects a stock split, share dividend, share consolidation or similar transaction during such specified period, the VWAP will be adjusted accordingly. In the event that the VWAP for a specified period is stated in Canadian dollars, the VWAP will be converted into United States dollars using the average daily exchange rate posted by the Bank of Canada for such specified period.

"Yenipazar Agreement" means the Second Amended and Restated Option Agreement made between Alacer Gold Corp. (as successor to Anatolia Minerals Development Limited), Alacer Minerals Development Corp. S.A.R.L (as successor to Anatolia Minerals Development Corp.), Alacer Gold Madencilik A.,Ş. (as successor to Yeni Anadolu Mineral Madencilik Sanayi Ve Tic Ltd. STI) and Aldridge Minerals Inc. as of the 28th day of September, 2010.

Section 1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.3 Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the interpretation of this Agreement.

Section 1.4 Currency.

All references in this Agreement to dollars, or to $ are expressed in United States currency unless otherwise specifically indicated.

Section 1.5 Certain Phrases, etc.

In this Agreement (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation", and (ii) the phrase "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of". Unless otherwise specified, the words "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Agreement. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

Section 1.6 Knowledge.

Where any representation or warranty contained in this Agreement is qualified by reference to (1) the knowledge of the Vendors, it refers to the actual knowledge (after due inquiry) of Edward Farid and Marco Letto, without personal liability on the part of any of them, and (2) the knowledge of the Purchaser, it refers to the actual knowledge (after due inquiry) of David Cole and Thomas Mair, without personal liability on the part of any of them.

Section 1.7 Accounting Terms.

All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with International Financial Reporting Standards.

Section 1.8 Exhibits, Schedules and Vendor Disclosure Letter.

(1) The exhibits and schedules attached to this Agreement and the Vendor Disclosure Letter form an integral part of this Agreement for all purposes of it.

(2) The purpose of the Vendor Disclosure Letter is to set out the qualifications, exceptions and other information called for in this Agreement. The Parties acknowledge and agree that the Vendor Disclosure Letter and the information and disclosures contained in it do not constitute or imply, and will not be construed as:

(a) any representation, warranty, covenant or agreement which is not expressly set out in this Agreement;

(b) an admission of any liability or obligation of the Vendors;

(c) an admission that such information or disclosure is material;

(d) a standard of materiality, a standard for what is or is not in the ordinary course of business, or any other standard contrary to the standards contained in the Agreement; or

(e) an expansion of the scope or effect of any of the representations, warranties and covenants set out in the Agreement.

(3) Disclosure of any information in the Vendor Disclosure Letter that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature. Inclusion of an item in any section of the Vendor Disclosure Letter is deemed to be disclosure for all purposes for which disclosure is required under this Agreement.

(4) Each of the Vendor Disclosure Letter and the Purchaser Disclosure Letter itself is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

Section 1.9 References to Persons and Agreements.

Any reference in this Agreement to a Person includes its successors and permitted assigns. The term "Agreement" and any reference to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and includes all schedules to it.

Section 1.10 Statutes.

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, re-enacted or replaced.

Section 1.11 Non-Business Days.

Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment shall be made or such action shall be taken on or not later than the next succeeding Business Day.

Section 1.12 No Presumption.

This Agreement is the product of negotiation between the Parties having the assistance of counsel and other advisors. It is the intention of the Parties that no Party shall be presumed to be the drafter hereof and that this Agreement not be construed more strictly with regard to one Party than to any other Party.

ARTICLE 2

PURCHASED ASSETS AND PURCHASE PRICE

Section 2.1 Purchase and Sale.

Subject to the terms and conditions of this Agreement, the Vendors agree to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendors on the Closing Date, effective as of the Closing, the Purchased Assets.

Section 2.2 Purchase Price.

(1) The consideration payable by the Purchaser to the Vendors for the Purchased Assets is $100,000,000 (the "Purchase Price"), subject to adjustment in accordance with

Section 2.7 and Section 9.10.

(2) The Purchase Price consists of:

(a) cash in the amount of $33,000,000, less the principal amount of the VTB Note, if any ("Cash Consideration");

(b) the VTB Note;

(c) a number of EMX Common Shares with an aggregate value equal to $33,000,000 ("Share Consideration") calculated as follows:

(i) the issue price of the EMX Common Shares comprised in the Share Consideration shall be equal to the 20 day (or such shorter period required by the TSXV or other exchange or quotation system as such EMX Common Shares are then listed or quoted) VWAP immediately prior to, but not including, the Closing Date. Such EMX Common Shares shall be subject to such resale restrictions as may be imposed by applicable securities laws.

(ii) SSR (for and on behalf of itself and the other Vendors) will be issued the number of EMX Common Shares calculated by dividing: (A) $33,000,000; by (B) the VWAP (rounded to the lowest whole number).

(iii) The issuance of the Share Consideration pursuant to this Section 2.2(2) is subject to applicable stock exchange and regulatory approvals (and any shareholder approval as may be required thereby), and the Purchaser will use its commercially reasonable efforts to make such filings or obtain such approvals as may be required.

(d) the Deferred Purchase Price Consideration;

(3) The Vendors and the Purchaser agree to allocate the Purchase Price among the Purchased Assets in accordance with Exhibit B. The Parties agree to execute and file all of their own tax returns and prepare all of their own financial statements and other instruments on the basis of this allocation.

(4) No later than three Business Days prior to the Closing, a senior officer of the Purchaser shall deliver a certificate on behalf of the Purchaser certifying: (a) (i) that the Purchaser will not, as of the Closing Date, have sufficient funds available (including cash on hand or through existing credit facilities or otherwise) to fund the full Cash Consideration amount of $33,000,000, and (ii) the amount of such shortfall; or (2) that the Purchaser will, as of the Closing Date, have sufficient funds available to fund the full Cash Consideration amount of $33,000,000. In the event of (a) above, the Purchaser shall be entitled to deliver the VTB Note at Closing to satisfy a portion of the Purchase Price; provided, that in no circumstances shall the principal amount of the VTB Note exceed $5,000,000. In the event of (b) above, no VTB Note shall be delivered under this Agreement. For the avoidance of doubt, nothing in this Section 2.2(4) shall (A) be construed as making the transactions contemplated by this Agreement conditional on the Purchaser having sufficient funds available, or (B) in any way limit the Purchaser's representation set forth in Section 4.1(7).

Section 2.3 Payment of the Purchase Price.

The Purchase Price will be paid and satisfied by the Purchaser as follows:

(1) on the Closing Date, the Purchaser shall:

(a) pay the Cash Consideration to or to the order of SSR (for and on behalf of itself and the other Vendors in accordance with the allocation set forth in Exhibit B) by wire transfer of immediately available funds, to the account(s) designated by SSR in writing prior to the Closing Date;

(b) issue and deliver to SSR (for and on behalf of itself and the other Vendors in accordance with the allocation set forth in Exhibit B) the VTB Note; and

(c) issue the Share Consideration in the name of SSR (for and on behalf of itself and the other Vendors in accordance with the allocation set forth in Exhibit B) to be delivered to SSR by direct registration on Closing;

(2) the Purchaser shall pay the Deferred Purchase Price Consideration as follows:

(a) $2,000,000 in EMX Common Shares shall be issued in the name of SSR (for and on behalf of itself and the other Vendors in accordance with the allocation set forth in Exhibit B) upon the date of commencement of the construction or installation on the Property (as defined in the Yenipazar Agreement) of a mill or any other improvements to be used for the mining, handling, milling, beneficiation or other processing of Products (as defined in the Yenipazar Agreement), based upon the 20 day (or such shorter period required by the TSXV or other exchange or quotation system as such EMX Common Shares are then listed or quoted) VWAP immediately prior to, but not including, such date;

(b) $2,000,000 in EMX Common Shares shall be issued in the name of SSR (for an on behalf of itself and the other Vendors in accordance with the allocation set forth in Exhibit B) upon the date of commencement of Commercial Production (as defined in the Yenipazar Agreement), based upon the 20 day (or such shorter period required by the TSXV or other exchange or quotation system as such EMX Common Shares are then listed or quoted) VWAP immediately prior to, but not including, such date;

(c) $15,000,000 in cash shall be paid to or to the order of SSR (for and on behalf of itself and the other Vendors in accordance with the allocation set forth in Exhibit B) by wire transfer of immediately available funds, to the account(s) designated by SSR, on that date which is three Business Days following the date on which $10,000,000 in net proceeds interest payments have been received by the Purchaser or any of its affiliates, successors or assigns pursuant to the Yenizapar Agreement; and

(d) $15,000,000 in cash shall be paid to SSR (for and on behalf of itself and the other Vendors in accordance with the allocation set forth in Exhibit B) by wire transfer of immediately available funds, to the account(s) designated by SSR, on the date which is three Business Days following the date on which the second $10,000,000 in net proceeds interest payments have been received by the Purchaser or any of its affiliates, successors or assigns pursuant to the Yenizapar Agreement.

Section 2.4 Tax Matters.

The Purchaser shall be liable for and shall pay all land or other transfer Taxes, federal, state, provincial, territorial or local sales Taxes and all other Taxes, duties, registration fees or other like charges properly payable upon and connection with the sale, assignment and transfer of the Purchased Assets from the Vendors to the Purchaser, other than any Taxes payable by the Vendors on the Vendors' net income, profits or gains, including without limitation net income, profits or gains arising from the sale of the Purchased Assets.

Section 2.5 Assumed Liabilities.

Subject always to the Vendors' obligation to indemnify the Purchaser under Section 9.2, upon Closing, the Purchaser shall assume and pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations accruing or relating to the ownership of the Purchased Assets, other than the Retained Liabilities (the "Assumed Liabilities"). The Purchaser shall not assume and shall have no obligation to pay, perform, fulfill or discharge any Retained Liabilities, which the Vendors will pay, perform, fulfill or discharge. The Parties agree that the Assumed Liabilities are inextricably linked with the ownership of the Purchased Assets, cannot be separated from the ownership rights in the Purchased Assets, and that, while having been taken into account by the Parties in establishing the Purchase Price, the Assumed Liabilities are not capable of quantification at the Closing.

Section 2.6 Nominee.

At least five (5) Business Days before Closing, the Purchaser may nominate a Nominee(s) by delivering to SSR a written notice signed by the Purchaser and the Nominee(s), provided that, in the event of such nomination, the Purchaser will continue to be bound by the terms of this Agreement as a primary obligor. Where the Purchaser nominates one or more Nominees under this Section 2.6, references in this agreement to the Purchaser will be read and construed as "the Purchaser or the Nominee(s)", where the context requires.

Section 2.7 Purchase Price Adjustments.

In the event that on or before the date which is 60 days after the Closing Date:

(1) the counterparty to the San Patricio Royalty Agreement or the La Palmilla Royalty Agreement validly exercises its right of first refusal under either such agreement;

(2) any consent, approval, waiver or Authorization disclosed in Section 3.1(5) of the Vendor Disclosure Letter is not obtained and delivered to the Purchaser;

(3) any Assignment Agreement or other transfer document (including notification to any counterparty to any Royalty Document or Deferred Consideration Document of the assignment and transfer to the Purchaser of such Royalty Document or Deferred Consideration Document, as applicable) prudent or necessary to give effect to the transactions contemplated herein which was not executed and delivered on the Closing Date is not executed and delivered by each of the parties thereto; or

(4) such document listed in Section 3.1(7)(a) of the Vendor Disclosure Letter in a form reasonably satisfactory to the Purchaser is not obtained and delivered to the Purchaser,

in each case, with the result that the Purchased Asset to which such right of first refusal, consent, approval, waiver, Authorization, amendment, Assignment Agreement or other transfer document relates is not duly and validly assigned and transferred to the Purchaser in accordance with this Agreement and all legal requirements applicable to such assignment and transfer, (a) in the case of the valid exercise of a right of first refusal under the San Patricio Royalty Agreement and/or the La Palmilla Royalty Agreement that occurs prior to the Closing Date, the Purchase Price and the Share Consideration payable by the Purchaser to SSR (for on behalf of itself and the other Vendors in accordance with the allocation set forth on Exhibit B) hereunder shall be reduced by an amount equal to the amount allocated to such Purchased Asset as set out on Exhibit B, and (b) in the case of any failure to obtain any consent, approval, waiver, Authorization, amendment, Assignment Agreement or other transfer document contemplated in Section 2.7(2) to Section 2.7(4) with respect to a Purchase Asset within 60 days after the Closing Date, the Purchase Price and the Cash Consideration payable by the Purchaser to SSR (for and on behalf of itself and the other Vendors in accordance with the allocation set forth on Exhibit B) hereunder shall be reduced by an amount equal to the amount allocated to such Purchased Asset as set out on Exhibit B, and SSR (for and on behalf of itself and the other Vendors, as applicable) shall within five days thereafter, refund such amount to the Purchaser in immediately available funds, as directed by the Purchaser. In connection with the foregoing, the Purchaser shall execute all such documentation as SSR may reasonably require to rescind any purported transfer of such Purchased Asset which SSR has paid a full refund in respect of.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE VENDORS

Section 3.1 Representations and Warranties of the Vendors.

The Vendors represent and warrant as follows to the Purchaser and acknowledge that the Purchaser is relying upon such representations and warranties in connection with its purchase of the Purchased Assets:

(1) Incorporation and Qualification. Each Vendor is a corporation validly incorporated and existing under the Laws of its jurisdiction of incorporation and has the corporate power to own and operate its property, carry on its business and enter into and perform its obligations under this Agreement.

(2) Corporate Authorization. The execution and delivery of and performance by each Vendor of, this Agreement have been, or will be at Closing, authorized by all necessary corporate action on the part of the Vendor.

(3) No Conflict. The execution and delivery of, and performance by each Vendor of, the transactions contemplated by this Agreement:

(a) do not and will not constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of its constating documents, by-laws or similar documents;

(b) do not and, upon receipt of the consents, approvals, waivers or Authorizations disclosed in Section 3.1(4), Section 3.1(5) and Section 6.1(3) of the Vendor Disclosure Letter, will not constitute or result in a breach or violation of, or conflict with or allow any Person to exercise any rights under the Royalty Documents or Deferred Compensation Documents; and

(c) do not and will not result in the violation of any Law.

(4) Required Authorizations. Except as disclosed in Section 3.1(4) of the Vendor Disclosure Letter, there is no filing with, notice to, or Authorization of, any Governmental Entity is required on the part of any Vendor as a condition to the lawful completion of the transactions contemplated by this Agreement.

(5) Required Consents. Except (a) for the approval by the TSXV and NYSE American of the issuance of the EMX Common Shares comprised in the Share Consideration and the Deferred Purchase Price Consideration, (b) as disclosed in Section 3.1(4) or Section 3.1(5) of the Vendor Disclosure Letter, and (c) as disclosed in Section 6.1(3) of the Vendor Disclosure Letter, there is no requirement to obtain any consent, approval, agreement, Authorization or waiver of any Person to the completion of the transactions contemplated by this Agreement.

(6) Execution and Binding Obligation. This Agreement has been duly executed and delivered by each Vendor and constitutes a legal, valid and binding agreement of each Vendor, enforceable against it in accordance with its terms, subject to any limitation under Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent conveyance, assignment and preference and other Laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(7) Royalties and Deferred Consideration Payments.

(a) Except as set forth on Section 3.1(7)(a) of the Vendor Disclosure Letter, each Vendor has made available to the Purchaser true, correct and complete copies of each of the Royalty Documents and the Deferred Consideration Documents, including all amendments thereto.

(b) The Royalty Documents and the Deferred Consideration Documents are legal, valid and binding, in full force and effect and enforceable in accordance with their terms, except as may be limited by any bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity, and the Vendors are entitled to all of their respective rights and benefits under the Royalty Documents in respect of the Royalties and under the Deferred Consideration Documents in respect of the Deferred Cash Consideration Payments, in each case, in accordance with the terms thereof.

(c) Each Vendor owns all right, title and interest in the Royalties and/or the Deferred Consideration Payments, as applicable, and the interests to be sold, assigned, transferred and conveyed to the Purchaser hereunder shall be sold, assigned, transferred and conveyed by the Vendors to the Purchaser free and clear of all Liens (other than Permitted Liens).

(d) No Vendor, nor, to the knowledge of the Vendors, any other party to the Royalty Documents or the Deferred Consideration Documents, is in breach or default of any obligation under any of the Royalty Documents or the Deferred Consideration Documents, as applicable.

(e) As of the date hereof, no Vendor has received notice that any party to the Royalty Documents or the Deferred Consideration Documents intends to cancel, terminate, repudiate or otherwise modify any of the Royalty Documents or Deferred Consideration Documents.

(f) No Vendor is aware of any facts, circumstances or events that have occurred or conditions that exist which would permit or give rise to the cancellation, termination, repudiation, avoidance or forfeiture of any Royalty, Royalty Document, Deferred Consideration Payment or Deferred Consideration Document, in whole or in part.

(g) Except as set forth on Section 3.1(7)(g) of the Vendor Disclosure Letter, no action has been commenced or threatened in relation to the Royalties and/or the Deferred Consideration Payments and there are no disputes between any Vendor and any other party to the Royalty Documents or the Deferred Consideration Documents.

(h) All information which has been provided to the Purchaser by any Vendor relating to the Royalties and/or the Deferred Consideration Payments is true and correct in all material respects and no fact or facts have been omitted therefrom which would make such information materially misleading.

(8) No Other Agreements to Purchase. Except for the Purchaser's right under this Agreement or as set forth in Section 3.1(8) of the Vendor Disclosure Letter, no Person has any agreement, option, right or privilege (whether legal, equitable, contractual or otherwise) for the purchase or acquisition from any Vendor of any of the Purchased Assets. There are no agreements to which any Vendor is a party or by which it is bound that would reasonably be expected to have a material adverse effect on the rights of such Vendor (or its assignee) under any Purchased Assets.

(9) No Adverse Implications. Except as disclosed in the Vendor Disclosure Letter, none of the execution and delivery of this Agreement, the performance by any Vendor of its obligations hereunder or the completion of the transactions contemplated herein will: (i) give any person the right to terminate, cancel or amend any contractual or other right of the Vendor in respect of any Purchased Assets where such termination, cancellation or amendment would have a material adverse effect on any Purchased Assets; (ii) result in the creation of any Lien on any Purchased Assets, or in a breach of or a default under any contract, permit or other agreement, or in the perfection of any floating charge on, or the acceleration of any rights or obligations in respect of, any of the property rights comprising any Purchased Assets, or entitle any person in whose favour the Vendor has granted any Lien to enforce any security under that Lien, or result in the crystallisation of any floating charge under that Lien; or (iii) give rise to any right of first offer, pre-emptive right, right of first refusal or other right to purchase the rights of the Vendor under the Royalty Documents or Deferred Consideration Documents.

(10) Litigation. There are no actions, suits, appeals, claims, applications, investigations, orders, proceedings, grievances, arbitrations or alternative dispute resolution processes in progress, pending, or to any Vendor's knowledge, threatened against any Vendor, which prohibits, restricts or seeks to enjoin any transaction contemplated by this Agreement.

(11) Brokers. Except as disclosed in Section 3.1(11) of the Vendor Disclosure Letter, no broker, agent or other intermediary is entitled to any fee, commission or other remuneration in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Vendor.

(12) Residence of the Vendors. Except for SSR and SGO Mining Inc., each of which are not non-residents of Canada within the meaning of the Income Tax Act (Canada), each Vendor is a non-resident of Canada within the meaning of the Income Tax Act (Canada).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Section 4.1 Representations and Warranties of the Purchaser.

The Purchaser represents and warrants as follows to the Vendors and acknowledges and confirms that the Vendors are relying on such representations and warranties in connection with the sale by the Vendors of the Purchased Assets:

(1) Incorporation and Corporate Power. The Purchaser is a company validly continued and existing under the Laws of British Columbia. The Purchaser has the corporate power to enter into and perform its obligations under this Agreement.

(2) Corporate Authorization. The execution and delivery of and performance by the Purchaser of this Agreement have been, or will be at or prior to Closing, authorized by all necessary corporate action on the part of the Purchaser.

(3) Share Consideration.

(a) All necessary corporate action on the part of the Purchaser has been taken, or will be taken prior to the Closing, to authorize the issuance of the EMX Common Shares comprising the Share Consideration.

(b) When issued, the EMX Common Shares comprising the Share Consideration will be duly authorized and validly issued as fully-paid and non-assessable, and will not be subject to or issued in violation of any pre-emptive rights.

(c) On the Closing Date, the EMX Common Shares comprising the Share Consideration and the Deferred Purchase Price Consideration will be conditionally approved for listing and trading on the TSXV and the NYSE American, subject to the satisfaction of customary listing conditions of the relevant exchange.

(4) No Conflict. The execution and delivery of and performance by the Purchaser of this Agreement:

(a) do not and will not constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of its constating documents;

(b) do not and will not constitute or result in a breach or violation of, or conflict with or allow any Person to exercise any rights under, any contract, license, lease or instrument to which it is a party; and

(c) do not result in the violation of any Law.

(5) Required Authorizations and Consents. (i) No filing with, notice to or Authorization of, any Governmental Entity is required on the part of the Purchaser as a condition to the lawful completion of the transactions contemplated by this Agreement and (ii) there is no requirement to obtain any consent, approval or waiver of any Person to the completion of the transactions contemplated by this Agreement, with the exception of approval by the TSXV and NYSE American to issue the EMX Common Shares comprised in the Share Consideration and the Deferred Purchase Price Consideration.

(6) Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser, enforceable against it in accordance with its terms, subject to any limitation under Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent conveyance, assignment and preference and other Laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(7) Purchaser's Financing. The Purchaser has, and will have at Closing, after application of the VTB Note to the Purchase Price, sufficient funds available (through existing credit facilities or otherwise) to enable it to complete the purchase of the Purchased Assets and the other transactions contemplated by this Agreement. The Purchaser acknowledges that its obtaining financing (other than the VTB Note financing) is not a condition to any of its obligations under this Agreement, regardless of the reasons that any such financing is not obtained or whether such reasons are within or beyond the control of the Purchaser. For the avoidance of doubt, regardless of whether any such financing is obtained, the Purchaser is obligated to complete the transactions contemplated by this Agreement, subject to and on the terms and conditions of this Agreement.

(8) Litigation. There are no actions, suits, appeals, claims, applications, investigations, orders, proceedings, grievances, arbitrations or alternative dispute resolution processes in progress, pending, or to the Purchaser's knowledge, threatened against the Purchaser or any of its subsidiaries, which (a) prohibits, restricts or seeks to enjoin the transactions contemplated by this Agreement, or (b) if adversely determined, would reasonably be expected to have a material adverse effect in respect of the Purchaser and its subsidiaries (taken as a whole).

(9) Brokers. No broker, agent or other intermediary is entitled to any fee, commission or other remuneration in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

(10) Due Diligence by Purchaser. The Purchaser acknowledges that it has conducted to its satisfaction an independent investigation of the Purchased Assets and, in making the determination to proceed with the Closing, has relied solely on the results of its own independent investigation and the representations and warranties expressly set out in Article 3.

(11) Reporting Issuer. The Purchaser is a reporting issuer in each Canadian province and territory and is not in material breach of any filing requirement under Canadian Securities Laws. No securities commission or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Purchaser, no such proceeding is, to the knowledge of the Purchaser, pending, contemplated or threatened, and the Purchaser is not in material default of any requirement of Canadian Securities Laws.

(12) Purchaser Disclosure Documents. Other than in the Purchaser Disclosure Documents or the Purchaser Disclosure Letter, (a) there are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available or filed that have not been made publicly available as required and all such reports and information made publicly available were prepared in accordance with the standards applicable thereto under Canadian Securities Laws, and contain no material inaccuracy, (b) there are no material changes (within the meaning of Canadian Securities Laws) relating to the Purchaser which are required to be disclosed under Canadian Securities Laws but have not been publicly disclosed in the Purchaser's Disclosure Documents, and (c) no confidential material change report has been filed that remains confidential at the date hereof. The consolidated financial statements of the Purchaser included or incorporated by reference in the Purchaser Disclosure Documents ("Purchaser Financial Information"), together with the notes thereto, (i) present fairly, in all material respects, the financial position of the Purchaser, as at the date specified in such Purchaser Financial Information; (ii) have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved, and (iii) comply with the requirements of Canadian Securities Laws, subject to any duly obtained waiver therefrom.

(13) Undisclosed Liabilities. The Purchaser does not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for (a) liabilities and obligations that are specifically presented in the Purchaser Financial Information or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since January 1, 2021.

(14) Compliance with Laws. The Purchaser and each of its subsidiaries has conducted and is conducting its business in compliance with all Laws in all material respects.

(15) Anti-Bribery Legislation. None of the Purchaser and its subsidiaries, nor any of their respective officers, directors or employees acting on there behalf has taken, committed to take or been alleged to have taken any action which would cause the Purchaser or any of its subsidiaries to be in violation of any Anti-Bribery Legislation applicable to the Purchaser or its subsidiaries, and to the knowledge of the Purchaser, no such action has been taken by any agents, representatives or other Persons acting on behalf of the Purchaser.

(16) Share Capital. The Purchaser's authorized share structure consists of an unlimited number of EMX Common Shares and, as of the date hereof, 85,765,933 EMX Common Shares are issued and outstanding. No Person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Purchaser of any unissued shares of the Purchaser, other than those specifically identified in the Purchaser Disclosure Documents.

(17) No Material Adverse Effect. Since January 1, 2020, (a) there has been no change in the financial condition, or in the, capital, operations, assets or liabilities of the Purchaser and its subsidiaries (taken as a whole), whether or not arising in the ordinary course of business, which has had a material adverse effect on the Purchaser and its subsidiaries (taken as a whole), and (b) there have been no transactions entered into by the Purchaser or its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Purchaser or its subsidiaries, in each case, except as disclosed in the Purchaser Disclosure Documents.

(18) Stock Exchange Listing and Transfer Agent. The Purchaser is in compliance in all material respects with the current listing requirements of the TSXV and NYSE American. Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia has been duly appointed as the transfer agent and registrar for the EMX Common Shares.

ARTICLE 5

PRE-CLOSING COVENANTS OF THE PARTIES

Section 5.1 Conduct of Business Prior to Closing.

Except as otherwise contemplated by this Agreement or as required by Law or by written order or directive of a Governmental Entity, during the Interim Period, each Vendor will:

(1) conduct its business solely with respect to its Purchased Assets in the ordinary course of normal day-to-day operations of such Vendor consistent with past practices;

(2) agree to no amendments to the Royalty Documents as the Royalty Documents are constituted as at the date hereof and set forth in Section 3.1(7) of the Vendor Disclosure Letter, except as consented to by the Purchaser in writing;

(3) perform each of its obligations under the Royalty Documents in accordance with the terms thereof, and ensure that the Royalty Documents remain in good standing, in full force and effect and unamended.

Section 5.2 Access for Due Diligence.

Subject to applicable Law, during the Interim Period, each Vendor will, upon reasonable notice, permit the Purchaser, its legal counsel, accountants and other representatives, to have reasonable access during normal business hours to the contracts and books and records of such Vendor in respect of the Purchased Assets and senior personnel of such Vendor, including without limitation all scientific and technical information concerning the properties subject to the Royalties in the possession of such Vendor as may be necessary to permit the Purchaser to prepare such technical reports in respect of such properties as may be required by applicable Canadian provincial securities legislation. No Vendor is required to disclose any information to the Purchaser where such disclosure is prohibited by applicable Law or by the terms of any agreement.

Section 5.3 Confidentiality.

The Parties acknowledge having signed a confidentiality agreement dated April 27, 2021 between the Purchaser and SSR (the "Confidentiality Agreement"). The Parties agree that the Confidentiality Agreement continues to apply and the Parties are bound by its provisions. The Vendors acknowledge that the Purchaser will be required to file a redacted version of this Agreement on SEDAR, and consent and agree to such filing, notwithstanding any provision of the Confidentiality Agreement; provided, that the Purchaser shall permit SSR to review such redacted version of this Agreement prior to filing.

Section 5.4 Actions to Satisfy Closing Conditions.

Subject to this Article 5, the Vendors will use their commercially reasonable efforts to cause the conditions set forth in Section 6.1 to be satisfied, and the Purchaser will use its commercially reasonable efforts to cause the conditions set forth in Section 6.2 to be satisfied.

Section 5.5 Requests for Consents.

The Vendors will use their commercially reasonable efforts to obtain, or cause to be obtained, prior to Closing, the consents, approvals, agreements, Authorizations and waivers described in Section 3.1(5) of the Vendor Disclosure Letter, as well as all required Assignment Agreements and other transfer documentation contemplated herein. The Purchaser will cooperate in obtaining such consents, approvals, agreements, Authorizations and waivers, including providing information of the Purchaser as is reasonably requested by a third party in order to grant its consent, approval or waiver.

Section 5.6 Filings and Authorizations.

The Vendors, on the one hand, and the Purchaser, on the other hand, as promptly as practicable after the execution of this Agreement, shall use their commercially reasonable efforts to make all filings with, give all notices to, and obtain all Authorizations from, Governmental Entities that are necessary for the lawful completion of the transactions contemplated by this Agreement.

Section 5.7 Contact with Employees and Other Business Relations.

The Purchaser hereby agrees that, during the Interim Period, it is not authorized to and shall not, and shall not permit any of its employees, agents, representatives or affiliates to, contact any employee (excluding executive officers), customer, supplier, distributor or other material business relation of each Vendor regarding the Purchased Assets or the transactions contemplated by this Agreement, in each case, without the prior written consent of SSR (for and on behalf of itself and the other Vendors), which consent may not be unreasonably withheld, conditioned or delayed.

ARTICLE 6

CONDITIONS OF CLOSING

Section 6.1 Conditions for the Benefit of the Purchaser.

The purchase and sale of the Purchased Assets is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions (other than the conditions in Section 6.1(5) (No Legal Action) and Section 6.1(6) (Stock Exchange Approval)) are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(1) Truth of Representations and Warranties. The representations and warranties of the Vendors set forth in Article 3 shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (or, to the extent any such representations and warranties, by their terms, are made expressly as of a specified date, as of such specified date), and the Purchaser shall have received a certificate of a senior officer of SSR (for and on behalf of itself and the other Vendors) to that effect.

(2) Performance of Covenants. Each Vendor shall have fulfilled, or complied with, in all material respects, all covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to the Closing and the Purchaser shall have received a certificate of a senior officer of SSR (for and on behalf of itself and the other Vendors) to that effect.

(3) Required Closing Consents, Waivers and Authorizations. The Required Closing Consents, Waivers and Authorizations shall have been made, given or obtained, as applicable.

(4) Deliveries. The Purchaser shall have received the following:

(a) a certificate of status, compliance, good standing or like certificate with respect to each Vendor issued by appropriate government officials of its jurisdiction of incorporation dated not earlier than 5 Business Days prior to the Closing Date;

(b) the Assignment Agreements, duly executed by each applicable Vendor; and

(c) the Assignment Agreements relating to the Gediktepe Royalty Agreement and the Yenipazar Agreement duly executed by each of the parties thereto (other than the Purchaser).

(5) No Legal Action. No action or proceeding shall be pending or threatened by any Person (other than the Purchaser) in any jurisdiction, and no order or notice will have been made, issued or delivered by any Governmental Entity, seeking to enjoin restrict or prohibit or enjoining, restricting or prohibiting, on a temporary or permanent basis any of the transactions contemplated by this Agreement or imposing any temporary or permanent terms or conditions on the transactions contemplated by this Agreement.

(6) Stock Exchange Approval. The Purchaser shall have obtained all approvals required by the TSXV and NYSE American in connection with the transactions contemplated by this Agreement, including approvals required for the issuance and listing of the number of EMX Common Shares representing the Share Consideration and any EMX Common Shares to be issued as Deferred Purchase Price Consideration.

Section 6.2 Conditions for the Benefit of the Vendors.

The purchase and sale of the Purchased Assets is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions (other than the conditions in Section 6.2(3) (Stock Exchange Approval) and Section 6.2(4)(b) (No Legal Action)) are for the exclusive benefit of the Vendors and may be waived, in whole or in part, by SSR (for and on behalf of itself and the other Vendors) in its sole discretion:

(1) Truth of Representations and Warranties. The representations and warranties of the Purchaser set forth in Article 4 shall be true and correct in all material respects as of such Closing Date as if made on and as of such date (or, to the extent any such representations and warranties, by their terms, are made expressly as of a specified date, as of such specified date), and SSR (for and on behalf of itself and the other Vendors) shall have received a certificate of a senior officer of the Purchaser to that effect.

(2) Performance of Covenants. The Purchaser shall have fulfilled or complied, in all material respects, with all covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to Closing and SSR (for and on behalf of itself and the other Vendors) shall have received a certificate of a senior officer of the Purchaser to that effect.

(3) Stock Exchange Approval. Evidence that all approvals required by the TSXV and NYSE American in connection with the transactions contemplated by this Agreement have been obtained, including approvals required for the issuance and listing of the number of EMX Common Shares representing the Share Consideration and any EMX Common Shares to be issued as Deferred Purchase Price Consideration.

(4) Deliveries. SSR (for and on behalf of the other Vendors) shall have received the following:

(a) a certificate of status, compliance, good standing or like certificate with respect to the Purchaser issued by appropriate government official of the jurisdiction of its incorporation not earlier than 5 Business Days prior to the Closing Date;

(b) the Assignment Agreements, duly executed by the Purchaser;

(c) evidence of payment by the Purchaser of the Cash Consideration pursuant to Section 2.3(1)(a);

(d) the VTB Note executed by the Purchaser (to the extent such VTB Note is required pursuant to Section 2.2(4)); and

(e) direct registration statements evidencing that the Share Consideration has been issued in the name of SSR pursuant to Section 2.3(1)(c).

(5) No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Vendors) in any jurisdiction and no order or notice will have been made, issued or delivered by any Governmental Entity, seeking to enjoin restrict or prohibit or enjoining, restricting or prohibiting, on a temporary or permanent basis any of the transactions contemplated by this Agreement or imposing any temporary or permanent terms or conditions on the transactions contemplated by this Agreement.

Section 6.3 Frustration of Condition.

Neither the Vendors, on the one hand, nor the Purchaser, on the other hand, may rely on the failure of any condition set forth in Section 6.1 or Section 6.2, as applicable, to be satisfied as a basis for not effecting the Closing if such failure was caused by such Party's failure to act in good faith or to use its commercially reasonable efforts to consummate the transactions contemplated by this Agreement, as required by Section 5.4.

ARTICLE 7

CLOSING

Section 7.1 Date, Time and Place of Closing.

The completion of the transactions of purchase and sale contemplated by this Agreement will take place at the offices of Stikeman Elliott LLP, Suite 5300, Commerce Court West, Toronto, Ontario, at 10:00 a.m. (Toronto time) on the Closing Date or at such other place(s), on such other date(s) and at such other time(s) as SSR (for and on behalf of itself and the other Vendors) and the Purchaser may agree to in writing.

Section 7.2 Closing Procedures.

Subject to satisfaction or waiver by the relevant Party of the conditions of Closing, on the Closing Date, the Parties will deliver the documents referred to in Article 6, and upon such delivery the Purchaser will pay or satisfy the Purchase Price in accordance with Section 2.3. If a Party completes the Closing having waived in writing one or more conditions for its exclusive benefit, then the relevant representations, warranties, covenants or obligations of the other Party in this Agreement and any Closing certificate delivered pursuant to this Agreement relating to the subject of such waiver shall be, for all purposes hereof, including the indemnities provided in Article 9, deemed amended only to the extent necessary to make them consistent with such written waiver. Title to and risk in the Purchased Assets passes to the Purchaser upon Closing.

ARTICLE 8

TERMINATION

Section 8.1 Termination Rights.

This Agreement may, by notice in writing given at or prior to the Closing, be terminated:

(1) Mutual Consent - by mutual consent of SSR (for and on behalf of itself and the other Vendors) and the Purchaser;

(2) Outside Date - by SSR (for and on behalf of itself and the other Vendors), on the one hand, or the Purchaser, on the other hand, if the Closing has not occurred by the end of the day on the Outside Date; provided, that a Party may not terminate this Agreement under this Section 8.1(2) if such Party has failed to perform any one or more of its material obligations or covenants under this Agreement required to be performed at or prior to Closing and the Closing has not occurred because of such failure;

(3) Material Breach - by SSR (for and on behalf of itself and the other Vendors), on the one hand, or the Purchaser, on the other hand, if there has been a material breach of any provision of this Agreement by the other Party such that the conditions set forth in Section 6.1(1) or Section 6.1(2) or Section 6.2(1) or Section 6.2(2), as applicable, would not be satisfied and such breach has not been cured within the earlier of: (a) 30 days following written notice of such breach by the non-breaching Party; and (b) the Outside Date; or

(4) Prohibited by Law - by SSR (for and on behalf of itself and the other Vendors), on the one hand, or the Purchaser, on the other hand, if after the date of this Agreement any Law is enacted or made (or any Law is amended) that makes the consummation of any of the transactions contemplated by this Agreement illegal or otherwise prohibited or enjoins the consummation of any of the transactions contemplated by this Agreement, and such Law (if applicable) or enjoinment shall have become final and non-appealable.

Section 8.2 Effect of Termination.

(1) If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

(2) If this Agreement is terminated pursuant to Section 8.1, the Parties are released from all of their obligations under this Agreement, except that:

(a) each Party's obligations under Section 5.3 (Confidentiality), Section 10.6 (Announcements), Section 10.7 (Third Party Beneficiaries) and Section 10.8 (Expenses) will survive; and

(b) if this Agreement is terminated by a Party because of a material breach of this Agreement by the other Party, each Party's rights to pursue all legal remedies will survive such termination unimpaired.

(c) if the transactions contemplated by this Agreement are not consummated on or before the Closing Date by reason of the Purchaser's or any Vendor's wrongful failure to tender performance on the Closing Date, and the other Party is not in material breach under this Agreement and is ready, willing and able to close, the aggrieved Party's rights to pursue all legal remedies will survive such termination unimpaired.

ARTICLE 9

INDEMNIFICATION

Section 9.1 Survival.

The representations and warranties of the Vendors and the Purchaser contained in this Agreement shall survive the Closing and continue in full force and effect for a period of eighteen (18) months after the Closing Date, except that there is no limitation as to time for claims against a Party based on actual and intentional fraudulent misrepresentation by that Party in this Agreement.

Section 9.2 Indemnification in Favour of the Purchaser.

Subject to Section 9.4, following Closing, the Vendors will indemnify and save each of the Purchaser and its directors, officers, employees, agents and representatives (the "Purchaser Indemnified Persons") harmless of and from, and will pay for, any Damages suffered by, imposed upon or asserted against the Purchaser Indemnified Persons as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(1) Breach of Representations and Warranties - any breach or inaccuracy of any representation or warranty in Section 3.1 for which a notice of claim under Section 9.5 has been provided to SSR (for and on behalf of itself and the other Vendors) within the applicable period specified in Section 9.1;

(2) Breach of Covenant - any failure of any Vendor to perform or fulfil any of its covenants or obligations under this Agreement; and

(3) Retained Liabilities - the Retained Liabilities.

Section 9.3 Indemnification in Favour of the Vendors.

Subject to Section 9.4, following Closing the Purchaser will indemnify and save each Vendor and its directors, officers, employees, agents and representatives (the "Vendor Indemnified Persons") harmless of and from, and will pay for, any Damages suffered by, imposed upon or asserted against the Vendor Indemnified Persons as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(1) Breach of Representations and Warranties - any breach or inaccuracy of any representation or warranty in Section 4.1 for which a notice of claim under Section 9.5 has been provided to the Purchaser within the applicable period specified in Section 9.1;

(2) Breach of Covenant - any failure of the Purchaser to perform or fulfil any of its covenants or obligations under this Agreement; and

(3) Assumed Liabilities - the Assumed Liabilities.

Section 9.4 Limitations.

(1) No Party has any liability or obligation for indemnification or otherwise with respect to any representation or warranty made by such Party in this Agreement after the end of the applicable time period specified in Section 9.1, except for claims relating to the representations or warranties that the Party has been notified of prior to the end of such applicable time period.

(2) Neither Party has any liability for, or obligation with respect to, any special, indirect, consequential, punitive, loss-of-profits or aggravated damages.

(3) The Vendors and the Purchaser shall not have any liability or obligation with respect to any single claim for indemnification or otherwise with respect to the matters described in Section 9.2 or Section 9.3, respectively, unless the amount of Damages with respect to any such claim is greater than (the "Minimum Claim Threshold"); provided, that any series of claims relating to, resulting from or arising out of the same set of facts or circumstances may be aggregated for purposes of determining whether the Minimum Claim Threshold has been met.

(4) No Party has any obligation to make any payment for Damages for indemnification or otherwise with respect to the matters described in Section 9.2 or Section 9.3, as applicable, until the actual aggregate amount of all Damages suffered by, imposed upon or asserted against the Purchaser Indemnified Persons or the Vendor Indemnified Persons, as applicable, with respect to such matters exceeds(the "Deductible"), and then only for the amount by which such aggregate Damages exceed the Deductible up to an aggregate amount of Damages equal to (the "Cap"), subject to the other limitations in this Article 9.

(5) Notwithstanding Section 9.4(4), the Minimum Claim Threshold, the Deductible and the Cap shall not apply to: (i) any claim pursuant to Section 9.2(1) or Section 9.3(1) relating to any breach or inaccuracy of any Vendor Fundamental Representations or Purchaser Fundamental Representations; (ii) any claim pursuant to Section 9.2(2) or Section 9.3(2) relating to any failure to perform or fulfill any covenant on the part of any Vendor or the Purchaser hereunder; (iii) any claim pursuant to Section 9.2(3) or Section 9.3(3); or (iv) indemnifiable Damages suffered by, imposed upon or asserted against the Purchaser Indemnified Persons or the Vendor Indemnified Persons, as applicable, resulting from or arising out of the fraud, willful misconduct or intentional misrepresentation of the Indemnifying Party.

(6) Notwithstanding any other provision of this Agreement, the Vendors' total liability for (i) any and all Damages under this Agreement shall in no circumstance whatsoever exceed the amount of the Purchase Price received by the Vendors, and (ii) any Damages to the extent such Damages are reasonably related to the Yenipazar Royalty shall not exceed the amount of Deferred Purchase Price Consideration actually received by the Vendors from the Purchaser.

(7) The amount of any Damages subject to indemnification under this Article 9 shall be calculated net of any Tax benefit reasonably realizable by the Indemnified Person from the incurrence or payment of such Damages.

Section 9.5 Notification.

(1) If a Third Party Claim is instituted or asserted against an Indemnified Person, the Indemnified Person will promptly notify the Indemnifying Party in writing of the Third Party Claim. The notice must specify in reasonable detail, the identity of the Person making the Third Party Claim and, to the extent known, the nature of the Damages and the estimated amount needed to investigate, defend, remedy or address the Third Party Claim.

(2) If an Indemnified Person becomes aware of a Direct Claim, the Indemnified Person will promptly notify the Indemnifying Party in writing of the Direct Claim.

(3) Notice to an Indemnifying Party under this Section 9.5 of a Direct Claim or a Third Party Claim is assertion of a claim for indemnification against the Indemnifying Party under this Agreement. Upon receipt of such notice, the provisions of (a) Section 9.6 will apply to any Third Party Claim and (b) Article 10 shall apply to any Direct Claim.

Section 9.6 Procedure for Third Party Claims.

(1) Upon receiving notice of a Third Party Claim, the Indemnifying Party may participate in the investigation and defence of the Third Party Claim and may also elect to assume the investigation and defence of the Third Party Claim.

(2) In order to assume the investigation and defence of a Third Party Claim, the Indemnifying Party must give the Indemnified Person written notice of its election within 30 days of Indemnifying Party's receipt of notice of the Third Party Claim.

(3) If the Indemnifying Party assumes the investigation and defence of a Third Party Claim:

(a) the Indemnifying Party will pay for all costs and expenses of the investigation and defence of the Third Party Claim except that the Indemnifying Party will not, so long as it diligently conducts such defence, be liable to the Indemnified Person for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim, incurred by the Indemnified Person after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim; and

(b) the Indemnifying Party will reimburse the Indemnified Person for all reasonable costs and expenses incurred by the Indemnified Person in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim.

(4) If the Indemnified Person undertakes the defence of the Third Party Claim, the Indemnifying Party will not be bound by any compromise or settlement of the Third Party Claim effected without the consent of the Indemnifying Party (which consent may not be unreasonably withheld or delayed).

(5) The Indemnifying Party will not be permitted to compromise and settle or to cause a compromise and settlement of a Third Party Claim without the prior written consent of the Indemnified Person (which consent may not be unreasonably withheld or delayed) unless:

(a) the terms of the compromise and settlement require only the payment of money for which the Indemnified Person is entitled to full indemnification under this Agreement; and

(b) the Indemnified Person is not required to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the Person making the Third Party Claim or waive any rights that the Indemnified Person may have against the Person making the Third Party Claim.

(6) The Indemnified Person and the Indemnifying Party agree to keep the other fully informed of the status of any Third Party Claim and any related proceedings. If the Indemnifying Party assumes the investigation and defence of a Third Party Claim, the Indemnified Person will, at the request and expense of the Indemnifying Party, use its reasonable efforts to make available to the Indemnifying Party, on a timely basis, those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim. The Indemnified Person shall, at the request and expense of the Indemnifying Party, make available to the Indemnifying Party, or its representatives, on a timely basis all documents, records and other materials in the possession, control or power of the Indemnified Person, reasonably required by the Indemnifying Party for its use solely in defending any Third Party Claim which it has elected to assume the investigation and defence of. The Indemnified Person shall cooperate on a timely basis with the Indemnifying Party in the defence of any Third Party Claim.

Section 9.7 Exclusion of Other Remedies.

Except as provided in this Section 9.7, following Closing, the indemnities provided in Section 9.2 or Section 9.3 constitute the only remedy of the Parties in the event of any breach of a representation, warranty, covenant or obligation of any Vendor or the Purchaser, as applicable, contained in this Agreement. The Parties acknowledge that the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to a Party inadequately compensable in damages. Accordingly, a Party may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction. Each of the Purchaser and the Vendors expressly waive and renounce any other remedies whatsoever, whether at law or in equity, which they would otherwise be entitled to as against another Party.

Section 9.8 One Recovery.

No Indemnified Person is entitled to double recovery for any claims under this Agreement even though they may have resulted from the breach of more than one of the representations, warranties, covenants and obligations of the Indemnifying Party in this Agreement.

Section 9.9 Duty to Mitigate.

Nothing in this Agreement in any way restricts or limits the general obligation at Law of an Indemnified Person to mitigate any loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement. If any claim can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person ("Third Party Recovery"), the Indemnified Person shall take all reasonable steps to enforce such recovery, settlement or payment and the amount of any Damages of the Indemnified Person will be reduced by the amount of: (i) insurance proceeds; and (ii) any Third Party Recovery; actually recovered by the Indemnified Person.

Section 9.10 Adjustment to Purchase Price.

Any payment made by a Vendor as an Indemnifying Party pursuant to this Article 9 will constitute a dollar-for-dollar decrease of the Purchase Price and any payment made by the Purchaser as an Indemnifying Party pursuant to this Article 9 constitute a dollar-for-dollar increase to the Purchase Price. Any such adjustment to the Purchase Price shall adjust the portion of the Purchase Price allocable to the Vendor(s) to which such adjustment to the Purchase Price reasonably relates.

ARTICLE 10

MISCELLANEOUS

Section 10.1 Further Assurances.

From time to time after the Closing Date, each Party will, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Assets to the Purchaser and carry out the intent of this Agreement, provided the reasonably incurred out-of-pockets costs associated therewith shall be paid by the requesting Party.

Section 10.2 Post-Closing Consents, Waivers, Assignment Documentation, Notifications, etc.

From time to time after the Closing Date, the Vendors will, at the request of the Purchaser, cooperate with the Purchaser and use reasonable commercial efforts to obtain all consents, approvals, waivers or Authorizations disclosed in Section 3.1(4) and Section 3.1(5) of the Vendor Disclosure Letter and all assignment and transfer documentation necessary to give effect to the transactions contemplated herein which were not executed and delivered on the Closing Date, to execute all documents that the Purchaser reasonably requires to effect all filings, registrations and recordations with any Governmental Entity in respect of the Purchased Assets, and to execute all notices that reasonably require the signature of any Vendor, notifying each counterparty to each Royalty Document and Deferred Consideration Document of the assignment and transfer to the Purchaser of such Royalty Document or Deferred Consideration Document.

Section 10.3 VTB Note.

No later than 60 days following the Closing Date, the Purchaser shall pay to SSR (for and on behalf of itself and the other Vendors) the principal amount under the VTB Note together with any interest accrued thereon pursuant to and in accordance with the terms of the VTB Note.

Section 10.4 Notices.

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a "Notice") must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(1) to SSR (for and on behalf of itself and the other Vendors) at:

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (ii) if sent by electronic mail, on the Business Day following the date of confirmation of transmission by the originating Party. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

Section 10.5 Time of the Essence.

Time is of the essence in this Agreement.

Section 10.6 Announcements.

No press release, public statement or announcement or other public disclosure with respect to this Agreement or the transactions contemplated in this Agreement may be made except with the prior written consent and joint approval of SSR (for and on behalf of itself and the other Vendors) and the Purchaser, or if required by Law or a Governmental Entity. Where the public disclosure is required by Law or a Governmental Entity, including, for the avoidance of doubt, any applicable stock exchange, the Party required to make the public disclosure will use its commercially reasonable efforts to obtain the approval of the other Party as to the form, nature and extent of the disclosure.

Section 10.7 Third Party Beneficiaries.

Except as otherwise provided in Section 9.2 and Section 9.3, the Vendors and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. Except for the Indemnified Parties, no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 10.8 Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by them. The fees and expenses referred to in this Section 10.8 are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 10.9 Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Parties.

Section 10.10 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 10.11 Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to such transactions. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 10.12 Successors and Assigns.

(1) This Agreement becomes effective only when executed by the Vendors and the Purchaser. After that time, it is binding on and enures to the benefit of the Vendors, the Purchaser and their respective successors and permitted assigns.

(2) Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned or transferred, in whole or in part, by any Party without the prior written consent of the other Party.

Section 10.13 Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 10.14 Governing Law.

This Agreement is governed by and will be interpreted and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and the Parties hereby irrevocably attorn to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in connection with any disputes which may arise hereunder.

Section 10.15 Counterparts.

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

Section 10.16 Disclaimers.

The express representations and warranties of the Vendors contained in this Agreement are exclusive and are in lieu of all other representations and warranties, express, implied, statutory or otherwise. The Vendors expressly disclaim any and all such other representations and warranties. Without limitation of the foregoing, the Purchased Assets shall be conveyed pursuant to this Agreement without any warranty or representation, whether express, implied, statutory or otherwise, relating to (i) title to the Purchased Assets, (ii) the accuracy or completeness of any data, reports, records, projections, information or materials furnished or made available to Purchaser in connection with this Agreement or the Purchased Assets, (iii) pricing assumptions, or quality or quantity of the properties related to the Purchased Assets, and (iv) the mining, operations or any other plan of development related to the properties related to the Purchased Assets.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Royalty Purchase Agreement as of the date first written above.

PURCHASER:

EMX ROYALTY CORPORATION

By:
Name: David M. Cole
Title: President and Chief Executive Officer

VENDORS:

SSR MINING INC.

By:
Name: Edward Farid
Title: Executive Vice President & Chief Corporate Development Officer

ALACER GOLD MADENCILIK A.Ş.

By:
Name: Ahmet IIker Dogan
Title: Director

MARIGOLD MINING CORPORATION

By:
Name: Jeff McGaughran
Title: Secretary

Signature Page to Royalty Purchase Agreement

SILVER STANDARD MEXICO S.A DE C.V.

By: ______________________________
Name: Luis César Herrera Quiñones
Title: Class A

By: ______________________________
Name: Mónica García Estrada
Title: Class B

SGO MINING INC.

By: ______________________________
Name: Jeff McGaughran
Title: Secretary

Signature Page to Royalty Purchase Agreement

SILVER STANDARD MEXICO S.A DE C.V.

By: ______________________________

Name: Luis César Herrera Quiñones
Title: Class A

By: ______________________________

Name: Mónica García Estrada
Title: Class B

SGO MINING INC.

By: ______________________________

Name: Jeff McGaughran
Title: Secretary

Signature Page to Royalty Purchase Agreement

EXHIBIT A
ROYALTIES

Vendor	Royalties
SSR Mining	• *Aguas-Perdidas* – 1% net smelter returns royalty with respect to production from the Aguas-Perdidas (previously M-18) property in the province of Chubut, Argentina. • *Berenguela* – Net smelter returns royalties payable on all mineral production at the Berenguela Property in Peru on a sliding scale, equaling (i) 1% on all mineral production when silver is valued at or below $25 per ounce; and (ii) 1.25% net smelter royalty on all mineral production when silver is valued above $25 per ounce and copper is valued above $2.00 per pound. • *Challacollo* – 2% net smelter returns royalty on silver sales in excess of 36 million ounces at the Challacollo property in Chile. • *Diablillos* – 1% net smelter returns royalty with respect to production from the Diablillos property in the province of Salta, Argentina. • *E&L Nickel Mountain* – 1% net smelter returns royalty in respect of mineral claim no. 1044499 (former claim no. 1025835) issued under the *Mineral Tenure Act* (British Columbia) in the Golden Triangle property in British Columbia, Canada and any other mineral claims that may be held by Mardell Martindale and/or Brian William Scott over the area thereof. The mineral claim is currently held by Garibaldi Resources Corp. • *Hunter* – 2.5% net smelter returns royalty for the Hunter 1-12 (record number 710) mineral claim which covers part of the Cassiar Gold Property located in British Columbia, Canada. The former Hunter 1-12 mineral claim (300 ha) has been converted into the larger (1,226.94 ha) claim no. 511380, and the current recorded holder is Cassiar Gold (2020) Corp. • *Juncal and La Flora* – 1% net smelter returns royalty with respect to production from the Juncal and La Flora properties in Chile. • *La Palmilla / San Patricio (Parral)* – 1% net smelter returns royalty with respect to production from the La Palmilla and San Patricio properties in Chihuahua, Mexico. • *San Augustin* – 2% net smelter returns royalty on the production of (i) ore, in the form of run of mine ore, direct shipment ore and other similar crude or raw ore (collectively "**Raw Products**"); (ii) concentrates (including, without limitation, doré and other intermediate products (collectively "**Intermediate Products**"), but excluding cathode, and other products produced from Raw Products and Intermediate Products through subsequent smelting and/or refining and the outturned metal from which meets the relevant specification or refined products that have prices regularly quoted on the London Metal Exchange; and (iii) refined copper (being either Grade "A" Copper Cathode or High Grade Copper), fine gold bullion of .995 or better and silver bullion of .9995 or better produced by Raw

Vendor	Royalties
	Products and Intermediate Products at the San Augustin property in Durango, Mexico. • *Silver Peak* – 1.5% net smelter returns royalty from the sale or other disposition of all minerals produced at the property consisting of Standard mineral claims 1-10 (BLM Serial Numbers: NMC 824741-824750) situated in Esmeralda County, Nevada, United States.
Alacer Gold Madencilik A.Ş	• *Yenipazar* – 6% of the net proceeds from the property for revenues up to $165 million and 10% of the net proceeds from the property for revenues in excess of $165 million at the Yenipazar property in Turkey.
	• *Gediktepe* – 10% net smelter returns royalty on oxide ore and 2% net smelter returns royalty on sufide ore at the Gediktepe property in Turkey.
Marigold Mining Corporation	• *Brooks* – 4% net smelter returns royalty on metals, ores, minerals and mineral substances (or concentrates produced therefrom) produced, sold and shipped from the Brooks property, Nevada, United States or the lands covered thereby.
Silver Standard Mexico S.A de C.V.	• *El Mogote* – 2% net smelter returns royalty in connection with the exploitation of mining concessions at the El Mogote property in Mexico. • *San Marcial* – 0.75% net smelter returns royalty in connection with the exploitation of mining concessions at the San Marcial property in Mexico.
SGO Mining Inc.	• *Tartan Lake* – 2% net smelter returns royalty on ores or metals (metals shall include bullion or concentrates) derived from operating the Tartan Lake Property, Manitoba, Canada, payable by Satori Resources Inc.

EXHIBIT B
PURCHASE PRICE ALLOCATION

Vendor	Royalty / Deferred Consideration Payment	Purchase Price ($)
SSR Mining	Aguas-Perdidas	[redacted]
	Berenguela	[redacted]
	Challacollo	[redacted]
	Diablillos	[redacted]
	E&L Nickel Mountain	[redacted]
	Hunter	[redacted]
	Juncal and La Flora	[redacted]
	La Palmilla	[redacted]
	San Augustin	[redacted]
	San Patricio	[redacted]
	Silver Peak	[redacted]
	Aftermath Deferred Compensation (Berenguela)	[redacted]
	AbraSilver Deferred Compensation (Diablillos)	
Alacer Gold Madencilik A.Ş.	Yenipazar	[redacted]
	Gediktepe	[redacted]
Marigold Mining Corporation	Brooks	[redacted]
Silver Standard Mexico S.A de C.V.	El Mogote	[redacted]
	San Marcial	[redacted]
SGO Mining Inc.	Tartan Lake	[redacted]
TOTAL		**100,000,000**

EXHIBIT C

FORMS OF ASSIGNMENT AGREEMENT

See attached.

[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]

402765597-v1\EMEA_DMS 1

[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]

402755597-v1\EMEA_DMS 2

[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]

402755597-v1\EMEA_DMS

3

[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]

403755597-v1\EMEA_DMS

4

[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

402755597-v1\EMEA_DMS

5

[redacted]

[redacted]

[redacted]

[redacted]

402755597-v1\EMEA_DMS 6

[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted] [redacted]		[redacted] [redacted]
[redacted] [redacted] [redacted]		[redacted] [redacted] [redacted]

402755597-v1\EMEA_DMS 1

[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]

402765597-v1\EMEA_DMS 2

[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]

402755507-v1\EMEA_DMS 3

[redacted]		
[redacted] [redacted]		[redacted] [redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted]		[redacted]
[redacted] [redacted]		[redacted] [redacted]
[redacted]		[redacted]
[redacted] [redacted]		[redacted] [redacted]
[redacted]		[redacted]
[redacted] [redacted]		[redacted] [redacted]
[redacted]		[redacted]

402765597-v1\EMEA_DMS 4

[redacted]		[redacted]
[redacted]		[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

402765597-v1\EMEA_DMS 5

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted] [redacted]

ASSIGNMENT AGREEMENT

THIS AGREEMENT is made as of the ____ day of _______________________, 2021

BETWEEN:

[•] , a company incorporated under the laws of the [•] (the "Assignor")

-and-

EMX ROYALTY CORPORATION, a company incorporated under the laws of [•] (the "Assignee").

WHEREAS pursuant to a [ROYALTY AGREEMENT] dated as of [•], between [•], as payor[s] (the "Payor[s]"), and the Assignor, as payee (the "Royalty Agreement"), the Assignor is entitled to receive a net smelter returns royalty (the "Royalty") with respect to the mineral claim[s] described at Schedule "A" to this Agreement;

[NTD: add any additional recitals required in order to reflect transfers of claims or agreements, changes of corporate name[s], changes to original claim[s], changes to original parties to agreements, etc.]; and

WHEREAS the Assignor and the Assignee have, inter alia, entered into a Royalty Purchase Agreement dated [•] (the "Purchase Agreement"), pursuant to which the Assignor has agreed to sell, assign and transfer to the Assignee all of the Assignor's right, title and interest in and to the Royalty and the Royalty Agreement;

NOW THEREFORE, in consideration of the mutual covenants and agreements of the Assignor and the Assignee contained in this Agreement and in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Assignor and the Assignee, the Assignor and the Assignee hereby agree as follows:

1. The Assignor hereby sells, assigns and transfers all of its right, title and interest in and to the Royalty and the Royalty Agreement (collectively, the "Assigned Royalty Interest") to the Assignee, effective as of 10:00 a.m. (Toronto time) on the date hereof (the "Effective Time"), with the intent that the Assignee shall assume, and be entitled to exercise, all rights, benefits, payments and privileges with respect to the Assigned Royalty Interest at all times after the Effective Time.

2. The Assignee hereby assumes and agrees to perform all obligations, and to be bound by all of the terms and conditions, of the Assignor under the Royalty Agreement after the Effective Time.

3. Each party agrees, upon the reasonable request of the other party, to do such further acts and things, and to execute and deliver such notices, documents and instruments, as may be necessary or desirable to vest, effect, register, record, perfect, maintain and enforce the assignment set out herein, without further consideration, but at the expense of the requesting party. For greater certainty, the parties acknowledge that it is the intention of the Assignee to register the Assignee's interest in the Royalty at the [•] [INSERT NAME OF APPLICABLE MINERAL TITLES REGISTRY] and to deliver notice of this assignment of the Royalty to the payor[s], and the Assignor shall provide all signatures and other assistance reasonably required in order to effect the foregoing.

4. This Agreement will be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and the Parties hereby irrevocably attorn to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in connection with any disputes which may arise hereunder.

5. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, subject to the terms of the Purchase Agreement.

6. This Agreement may be signed by the parties in counterparts and by facsimile counterparts, as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

7. To the extent that that there is any inconsistency between the terms of this Agreement and Royalty Purchase Agreement, the terms of the Purchase Agreement shall prevail to the extent of such inconsistency.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date and year first above written.

[•]

By:

________________________________________
Name:

Title:

EMX ROYALTY CORPORATION

By:

________________________________________
Name:

Title:

Signature page to Assignment Agreement

SCHEDULE "A"

CURRENT PROPERTY/CLAIM[S] DESCRIPTION

[•]

EXHIBIT D

FORM OF VTB NOTE

EMX ROYALTY CORPORATION

PROMISSORY NOTE

Date: ⚫, 2021	Due: ⚫, 2021

FOR VALUE RECEIVED, the undersigned, EMX Royalty Corporation (the "Borrower"), continued under the laws of the Province of British Columbia with its principal office and place of business at Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8, Canada PROMISES TO PAY to or to the order of SSR Mining Inc. (the "Lender") for and on behalf of itself and the other Vendors (as hereinafter defined), at its offices at 7001 E. Belleview Ave., Suite 800, Denver, Colorado, 80237, USA or such other place as the Lender may designate, in lawful money of the United States of America, the aggregate principal sum of ⚫ (US$⚫) (the "Principal Amount") on ⚫, 2021 (the "Maturity Date")1, together with interest on the unpaid principal balance, in the manner provided below.

This Promissory Note (the "Note") has been executed and delivered pursuant to that certain royalty purchase agreement, dated as of ⚫, 2021, by and among the Lender, Alacer Gold Madencilik A.Ş., Marigold Mining Corporation, Silver Standard Mexico S.A DE C.V., SGO Mining Inc. (collectively, the "Vendors") and the Borrower (as amended, modified and supplemented from time to time, the "Purchase Agreement"), pursuant to which the Borrower is acquiring, directly or indirectly, all of the Vendors' right, title and interest to the Purchased Assets (as defined in the Purchase Agreement).

The Principal Amount remaining from time to time unpaid and outstanding shall bear interest, to the Maturity Date, at the rate of 14% per annum. Interest at such rate shall accrue daily and be calculated on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be, and shall be payable monthly, in arrears, on the first business day of each and every month commencing ⚫, 2021. Any unpaid and outstanding Principal Amount following the Maturity Date shall bear interest at the rate of 16% per annum for the first 60 day period following the Maturity Date, and shall bear interest at an additional 2% per annum for each subsequent 60 day period following the first 60 day period following the Maturity Date. Overdue interest shall bear interest in the same manner and at the same rate.

The Borrower shall have the right and privilege of prepaying the whole or any portion of the Principal Amount from time to time remaining unpaid and outstanding at any time or times.

All payments of principal and interest on this Note shall be made by wire transfer of immediately available funds to an account designated by the Lender in writing. If any payment of principal or interest on this Note is due on a day that is not a Business Day, such payment shall be due on the next succeeding Business Day, and such extension of time shall be taken into account in calculating the amount of interest payable under this Note. "Business Day" means any day of the year, other than a Saturday, Sunday or any day on which banks are closed for business in Toronto, Ontario, Denver, Colorado or Vancouver, British Columbia.

Upon the occurrence and during the continuance of an Event of Default hereunder, the Lender at its option may: (i) declare the entire unpaid Principal Amount and all unpaid accrued interest owing on this Note, due and payable immediately, without further presentment, demand, protest, notice, grace, or action of any nature whatsoever, all of which are specifically waived by the Borrower; (ii) pursue any and all other remedies available to the Lender at law or in equity or in the Purchase Agreement; or (iii) pursue any combination of the above. The Borrower shall pay all reasonable and documented out-of-pocket costs and expenses incurred by the Lender, or on behalf of any of the Lender, in connection with the Lender's exercise of any of the Lender's rights and remedies under this Note, including, without limitation, reasonable and documented legal and attorneys' fees.

_________________________________
1 Maturity Date will be 60 days following the Closing.

The recording by the Lender in its accounts of the Principal Amount owing by the Borrower, accrued interest and repayments shall, in the absence of manifest mathematical error, be prima facie evidence of the same; provided that the failure of the Lender to record the same shall not affect the obligation of the Borrower to pay such amounts to the Lender.

The Borrower and all endorsers of this Note waive presentment for payment and notice of non-payment and agree and consent to all extensions or renewals of this Note without notice.

In this Note, the occurrence of each and any of the following events shall constitute an "Event of Default":

1. The Borrower fails to pay any amount due to the Lender under this Note when such amount becomes due and payable, including, for the avoidance of doubt, failing to pay the Principal Amount and any accrued but unpaid interest thereon on the Maturity Date;

2. The Borrower fails to perform, observe or comply with any other term, covenant, condition or provision of this Note and such failure remains unremedied for ten (10) days following notice of such failure by the Lender to the Borrower;

3. The Borrower ceases to carry on business;

4. The Borrower (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any proceeding under applicable corporate law seeking a compromise or arrangement of, or stay of proceedings to enforce, some or all of the debts of the Borrower, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of fifteen (15) days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs, or (iv) takes any corporate action to authorize any of the above actions; or

5. There has occurred or been threatened, in the reasonable opinion of the Lender, any material adverse change in, or developments likely to have a material adverse effect on, the assets, business, operations, undertaking or condition (financial or otherwise) of the Borrower.

This Note is governed by, and will be interpreted and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Borrower irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

[The remainder of this page is intentionally blank]

IN WITNESS WHEREOF the Borrower has executed this Note.

EMX ROYALTY CORPORATION

By:    ________________________________________
          Authorized Signing Officer

Execution and delivery of the Note acknowledged by SSR.

SSR MINING INC.

By:    ________________________________________
          Authorized Signing Officer